

May 7, 2009

Via U.S. Mail

Mr. Michael McCarthy
President and Chief Executive Officer
Global West Resources, Inc.
27651 La Paz Road, Suite A
Laguna Niguel, CA 92677

> **Re: Global West Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2009**
> **File No. 000-52996**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Actions by Board of Directors and Consenting Stockholders

1.   Commence by identifying and briefly summarizing the actions which are the subject of this Information Statement.

<u>Adoption of Amended and Restated Articles of Incorporation and Bylaws</u>

2.   We note your disclosure regarding the adoption of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws for the Company. Expand your disclosure to state the reasons for and the general effect of such amendments to your Articles of Incorporation and Bylaws. In the alternative, advise us why such disclosure is not required. See Item 19 of Schedule 14A.

3.   You disclose in your Form 10-K for the fiscal year ended July 31, 2008 that the Company owns a 100% undivided interest in a mineral property (the "Hot 1-4 Property"). You further disclose that the April 2008 report of the your consulting geologist recommended proceeding to Phase II of your exploration program on the Hot 1-4 Property, as the October 2007 completion of Phase I indicated potential areas of significant mineralization.

In light of this disclosure, include in your Information Statement the reasons the Company is:

- changing its name from Global West Resources, Inc. to We Save Homes, Inc., and

- changing the nature of its business from acquiring and exploring mineral properties to assisting financially distressed homeowners.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        James Vandeberg, Esq.
        (206) 262-9513